[Rutan & Tucker, LLP Letterhead]

July 24, 2009

VIA FED EX OVERNIGHT AND
EDGAR CORRESPONDENCE

Peggy Fisher, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 3030 100 F Street, N.E. Washington, D.C. 20549

Re:	Balqon Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed July 27, 2009 File No. 333-156446

Dear Ms. Fisher:

This letter responds to the comments of your letter dated July 8, 2009 relating to Balqon Corporation (the “Company”), a copy of which letter is enclosed for your convenience.  The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 3 to Form S-1), Reg.  No. 333-156446 (the “Registration Statement”), contain revisions that are directly in response to your comments.  We have reproduced below in bold font each of your comments set forth in your letter of July 8, 2009, together with the Company’s responses in regular font immediately following each reproduced comment.  The page numbers in the Registration Statement referenced below correspond to the marked versions of the Registration Statement enclosed herewith.  The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of July 8, 2009.

Our Company, page 2

1.
We note your response to prior comment 1.  Please disclose the reasons for the delay in your plan to now deliver the Nautilus E20 and E30 tractors to the City of Los Angeles during 2009 as compared to your prior plan to deliver the tractors by June 30, 2009.  Also, please discuss any impact the current fiscal crisis in California may have on your operations.

The Company has disclosed the primary reason for the delay in its plan to deliver the Nautilus E20 and E30 tractors to the City of Los Angeles by June 30, 2009 (i.e. working capital constraints) on page 2 of the Registration Statement under “Prospectus Summary – Our Company” and on page 26 of the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.”

The Company has expanded its risks factors on page 6 of the Registration Statement under “Prospectus Summary – Risk Factors” and on pages 11 to 12 of the Registration Statement under “Risk Factors” to specifically include the risk that the fiscal crisis in California may have a significant negative effects on the Company.

Agreement and Plan of Merger, page 3

2.
Please expand the sixth paragraph of this section to disclose the amount of consideration that Balqon California paid in September 2008 to acquire the assets of Electric MotorSports, LLC.  Also tell us whether Mr. Gruenwald was issued common stock.  We note he currently holds 250,000 shares.

The Company has expanded its disclosure under “Prospectus Summary – Agreement and Plan of Merger” on page 4 of the Registration Statement to disclose the amount of consideration that Balqon California paid in September 2008 to acquire the assets of Electric MotorSports, LLC (“EMS”).  Mr. Gruenwald was not issued common stock in connection with the acquisition of substantially all the assets of EMS.  Rather, as disclosed on page 86 of the Registration Statement under “Certain Relationships and Related Transactions - Balqon California’s Transactions Prior to the Consummation of The Merger Transaction,” in August 2008 Balqon California issued 250,000 shares of common stock to Robert Gruenwald in consideration of consulting services Mr. Gruenwald provided to Balqon California.

We have material weaknesses in our internal control over financial reporting, page 9

3.
Please expand this section to identify the two material weaknesses in your internal control over financial reporting.  Also, expand the filing to include a section that discloses your remediation efforts with regard to the material weaknesses.

The Company has expanded its disclosure on page 6 of the Registration Statement under “Prospectus Summary – Risk Factors” and on page 10 of the Registration Statement under “Risk Factors” to identify the two material weaknesses in its internal control over financial reporting.  The Company has disclosed its remediation efforts with regard to the material weaknesses by adding the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Remediation of Material Weaknesses” on pages 38 to 39 of the Registration Statement.

Selected Historical Financial Data, page 22

4.
Please tell us why you have not provided five years of selected financial data in accordance with Item 301 of Regulation S-X.  Please note that if you choose to adopt the larger company disclosure requirements in Regulation S-K, you are required to comply with the full requirements. Refer to Section 3(C) of SEC Release No. 33-8876:  Smaller Reporting Company Regulatory Relief and Simplification.

In response to this comment, the Company has amended its filing by deleting the section titled “Selected Historical Financial Data” from the Registration Statement.

Management’s Discussion and Analysis, page 23

5.
We note the various factors mentioned in your response to prior comment 4 regarding the basis for Mr. Samra’s statement in February concerning royalty payments of over $1 million over the next three years, including that it was based on the sale of “over 500 trucks during the next three years to customers other than the AQMD or the City of Los Angeles.”  Please update the disclosure here to address the registrant’s current expectations regarding sales to customers other than these two parties, particularly if the prior statement is no longer accurate.

The Company has expanded its disclosure on page 26 of the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” to disclose its current expectations regarding sales to customers other than the City of Los Angeles and the AQMD.  We note that the Company’s current expectations remain the same as those in February 2009.

Company History, page 35

6.
Please expand the last paragraph of this section to discuss the material terms the Autocar agreement. For example, we note the minimum annual orders mentioned in section 1.5 of exhibit 10.25. Also tell us, with a view to disclosure, the status of the “separate agreement” that the parties intend to enter into mentioned on the first page of exhibit 10.25.

The Company has expanded its disclosure on pages 42 to 43 of the Registration Statement under “Business – Company History” to discuss the material terms of the Autocar Agreement.  The Company has also disclosed the Autocar Agreement on page 2 of the Registration Statement under “Prospectus Summary – Our Company.”

The separate agreement mentioned in the Autocar Agreement is currently being negotiated.  A copy of the separate agreement will be filed with the Securities and Exchange Commission as a material contract.

Sales and Marketing, page_47

7.
We note your response to prior comment 5 and your disclosure on page 47 about establishing a worldwide network and qualified dealers in Canada and South Korea.  We also note the disclosure on page 29 that you anticipate revenues will be comprised of various factors, including revenues from the City of Los Angeles but do not disclose anticipated sales to international customers.  Please expand to disclose the percentage of your revenues from international customers for the two fiscal quarters ended June 30, 2009.  Also tell us, with a view to disclosure, the present status or your discussions with the Port of Vancouver and negotiations with the manufacturer in Europe mentioned in your response.

None of the Company’s revenues for the fiscal quarters ended June 30, 2009 were derived from sales to international customers.  The Company has disclosed on page 54 of the Registration Statement under “Business – Sales and Marketing – Heavy Duty Electric Vehicle Sales” that its revenues for the six months ended June 30, 2009 were derived from sales to customers in the United States.

The Company has disclosed on page 54 of the Registration Statement under “Business – Sales and Marketing – Heavy Duty Electric Vehicle Sales” that it no longer believes that 40% of its revenues during 2009 will be derived from sales to international customers.  Nonetheless, based on its current on-going discussions with customers located in Canada and Europe, the Company continues to believe, as it has disclosed on page 32 of the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” and on page 54 of the Registration Statement under “Business – Sales and Marketing – Heavy Duty Electric Vehicle Sales,” that a substantial portion of its sales in the future will be made to customers located outside of the United States.  As set forth above, discussions with potential customers in Canada and Europe are on-going (i.e., the status of the discussions and potential sales remains the same).

Competition, page 48

8.
We note a May 19, 2009 article entitled “Vision Industries Tyrano Plug-in Fuel Cell Big Red Truck” in Hydrogen Cars Now rewarding a hydrogen power vehicle with zero emissions and a range of over 340 miles to be used at the Port of Los Angeles.  Please disclose the extent to which this product may impact your future sales to the City of Los Angeles or, if you believe it will not affect your product sales, expand to discuss.

The Company has expanded its disclosure on page 14 of the Registration Statement under “Risk Factors” and on page 55 of the Registration Statement under “Business – Competition – Heavy-Duty Electric Vehicles” to discuss more fully that our competitors compete with us on the basis of price, operating costs, longevity and performance.  We have also disclosed that Vision Industries Corp. claims to have produced a hydrogen powered vehicle that has a range of 340 miles.

Balqon California’s Transactions Prior to the Consummation of the Merger, page 78

9.
Please expand the sixth paragraph of this section to quantify the value of the services rendered when you issued the shares of common stock and warrants in June 2008.  Also, please clarify whether the services to be rendered as of June 2008 have since been rendered.

The Company notes that it has quantified the dollar value of the services rendered by Marlin Financial Group, Inc. (“Marlin”) when the shares of common stock and warrants were issued in June 2008 on pages 85 to 86 of the Registration Statement.  In addition,  the Company has also revised its disclosure on page 35 of the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” on page 85 of the Registration Statement under “Certain Relationships and Related Transactions - Balqon California’s Transactions Prior to the Consummation of the Merger Transaction,” and on page II-5 of the Registration Statement under “Recent Sales of Unregistered Securities - Sales of Unregistered Securities by Balqon California Prior to the Merger Transaction” to clarify that the shares of common stock and warrants were issued to Marlin in consideration of services that had been rendered prior to the issuance of the securities.

10.
We note your response to prior comment 9.  Please disclose your May 21, 2009 amended warrant and stock purchase agreement with Marlin Financial Group to terminate a provision which restricted Marlin’s ability to dispose of your securities.  Also, disclose the second sentence of your response to prior comment 9 as to why you agreed to terminate the provision.

The Company has expanded its disclosure on page 86 of the Registration Statement under “Certain Relationships and Related Transactions - Balqon California’s Transactions Prior to the Consummation of the Merger Transaction” to disclose Amendment No. 2 to Warrant and Stock Purchase Agreement by and between Marlin and the Company.  The Company has also expanded its disclosure on page 86 of the Registration Statement to disclose the reason why the provision that restricted Marlin’s ability to dispose of the Company’s securities was terminated.

11.	Please expand the tenth paragraph to this section to disclose whether you repaid the principal and interest due and payable on June 15, 2009.

The Company has expanded its disclosure on page 86 of the Registration Statement under “Certain Relationships and Related Transactions - Balqon California’s Transactions Prior to the Consummation of the Merger Transaction” to disclose that the principal and interest due and payable to EMS becomes due and payable on September 15, 2009.

Financial Statements for the three months ended March 31, 2009

Note 1.  Nature or Business and Significant Accounting Policies, page F-7

Goodwill and Intangible Assets, page F-9

12.
We see the discussion of your accounting policy for determining impairment of goodwill and indefinite lived intangible assets.  Please revise to also include a discussion of your policy for determining impairment of intangible assets subject to amortization under SFAS 142, SFAS 144, and FASB ASC 350-30-35-14.

The Company has revised its disclosure to the critical accounting policies sections of the Registration Statement on pages 29 to 30, F-8 to F-9 and F-27 to F-28, in each case under the subheading “Goodwill and Intangible Assets,” to disclose the Company’s policy for determining impairment of intangible assets subject to amortization.

Financial Statements for the years ended December 31, 2008 and 2007

Note 5.  Business Acquisition, page F-38

13.
We reference the disclosure that you identified intellectual properly assets, including patents, trademarks, copyrights, trade secrets, etc. in the acquisition of EMS and that you are amortizing the combined amount over 3 years.  Please tell us whether you allocated the purchase price to the individual intangible assets described.  If so, please revise to disclose the amounts allocated to each individual intangible asset.  Otherwise, please tell us the accounting basis in U.S. GAAP for recording a combined “intellectual property asset” with a combined useful life of 3 years.  Refer to paragraph 39 of SFAS 141.

The acquisition of the assets of EMS was accounted for as a purchase in accordance with SFAS No. 141 “Business Combinations”.  The purchase contract includes and lists all of the assets acquired from EMS, including patents, trademarks, copyrights, trade secrets, etc., to ensure that the Company acquired all these assets even if these assets are immaterial.

Management considered whether the purchase price could be allocated specifically to the intellectual property assets and also considered the requirements of paragraph 39 of SFAS 141 as well as the guidance provided in Appendix A, paragraphs A10-A28 of that same standard.  With the assistance of a valuation specialist, the Company concluded that the value of patents, trademarks, copyrights, trade secrets, etc. were so intertwined, that a separate presentation of each individual intangible asset was impracticable and would not be meaningful to management or the users of the financial statements.  Therefore, the Company recorded a combined intellectual property asset and the valuation was recorded on a combined income approach.  The Company concluded that the useful life of the intellectual property should be three years based on the fact that technology in this area is subject to rapid change and to be conservative.

*  *  *  *

We trust that the foregoing is responsive to the comments contained in your letter dated July 8, 2009.  If you have any questions, please call me at (714) 641-3450.

Sincerely yours,

RUTAN & TUCKER, LLP

/s/ Larry A. Cerutti